

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 21, 2020

David J. Nasca
President and Chief Executive Officer
Evans Bancorp, Inc.
One Grimsby Drive
Hamburg, NY 14075

      Re: Evans Bancorp, Inc.
          Registration Statement on Form S-4
          Filed February 14, 2020
          File No. 333-236425

Dear Mr. Nasca:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact David Gessert at 202-551-2326 with any questions.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Finance